UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

January 30, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel 39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that, on January 30, 2012, the Company has published a shelf offering report (the "Shelf Offering Report") in Israel, based on a shelf prospectus, filed by the Company in Israel on September 12, 2011 (the "Shelf Prospectus"). Under the Shelf Offering Report, the Company is offering up to 115,000 units (including an over-allotment of up to 15,000 units), each unit consisting of ten ordinary shares of the Company, par value NIS 0.32 (the "Shares") and ten Series 4 warrants to purchase one Share each (the "Warrants" and the "Units"). Each Warrant shall be exercisable into one Share at an exercise price equal to NIS 4.00 (approximately US$1.06, based on the latest exchange rate published by the Bank of Israel), for a period of 42 months from the date on which it was issued. The Units are offered at a minimum price per unit of NIS 33.8 (approximately US$8.97, based on the latest exchange rate published by the Bank of Israel). The final price per Unit will be determined in a uniform offering by way of an auction, in accordance with the Israeli Securities Law, 1968. The Shares and the Warrants are offered by the Company under Regulation S (category 1). The Shelf Offering Report includes a section in English attached hereto as Exhibit 99.1.

The Shares and the Warrants will not be registered under the U.S. Securities Act of 1933, as amended, and cannot be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer